SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


Enclosures:     Director Shareholding


PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

No of Reports in announcement: 1

 1. Name of director:

    G Mark Wood

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Director named above

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    G Mark Wood

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    N/A

 6. Number of shares/amount of stock acquired:

    N/A

 7. Percentage of issued class:

    N/A

 8. Number of shares/amount of stock disposed:

    See additional information

 9. Percentage of issued class:

     N/A

10. Class of security:

    Prudential plc ordinary 5p

11. Price per share:

    See additional information

12. Date of transaction:

    3 November 2004

13. Date company informed:

    3 November 2004

14. Total holding following this transaction:

    572,424 ordinary Prudential plc shares

15. Total percentage holding of issued class following this notification:

    Less than 0.029%

    If a director has been granted options by the company, please complete the following fields:


16. Date of grant:

    N/A

17. Period during which or date on which exercisable:

    N/A

18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

21. Total number of shares or debentures over which options held following this notification:

    N/A


Additional information:

Sale of 14,857 nil paid rights, at 106.5p, on 119,850 shares held variously in his own name. All the proceeds of the sale of these nil paid rights will be used to subscribe for new shares in the Rights Issue.



                                     -ENDS-

Contact name for Enquiries

Jennie Webb
020 7548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary
020 7548 3805


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 November, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary